Exhibit 99.2

THIRD SUPPLEMENTAL INDENTURE

Among

FORTIS INC.

As the Corporation

AND

THE BANK OF NEW YORK MELLON

As U.S. Trustee

AND

COMPUTERSHARE ADVANTAGE TRUST OF CANADA

As Canadian Co-Trustee

 Dated as of September 21, 2026

6.875% FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTES DUE 2057

Exhibit A

i

THIS THIRD SUPPLEMENTAL INDENTURE, dated as of September 21, 2026 (the “Third Supplemental Indenture”), by and among FORTIS INC., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada, having its principal office at Fortis Place, Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador, Canada, A1B 3T2 (the “Corporation”), The Bank of New York Mellon, a New York banking corporation, as U.S. Trustee (herein called the “U.S. Trustee”) and Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada), as Canadian Co-Trustee (herein called the “Canadian Co-Trustee”). The U.S. Trustee and the Canadian Co-Trustee are each also individually referred to in this Indenture (as defined below) as a “Trustee” and collectively, as the “Trustees”.

WITNESSETH:

WHEREAS the Corporation has heretofore entered into an indenture dated as of October 4, 2016 (the “Base Indenture”) with The Bank of New York Mellon, as U.S. Trustee, and Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada), as Canadian Co-Trustee;

WHEREAS the Base Indenture incorporated herein by reference, as supplemented by this Third Supplemental Indenture, is herein called the “Indenture”;

WHEREAS under the Indenture, new series of Securities may at any time be established in accordance with the provisions of the Indenture and the terms of such series may be described by a supplemental indenture executed by the Corporation and the Trustees;

WHEREAS the Corporation hereby proposes to create under the Indenture one series of Securities;

WHEREAS additional Securities of other series hereafter established, except as may be limited in the Indenture as at the time supplemented and modified, may be issued from time to time pursuant to the Indenture as at the time supplemented and modified; and

WHEREAS all conditions necessary to authorize the execution and delivery of this Third Supplemental Indenture and to make it a valid and binding obligation of the Corporation have been done or performed;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Article I
THE NOTES

Section 1.01         Establishment. There is hereby established a new series of Securities to be issued under the Indenture, to be designated as the Corporation’s 6.875% fixed-to-fixed rate junior subordinated notes due 2057 (the “Notes”).

There are to be authenticated and delivered $500,000,000 in aggregate principal amount of the Notes. No further Notes shall be authenticated and delivered pursuant to this Third Supplemental Indenture except as provided by Section 304, 305, 306, 307, 906 or 1106 of the Base Indenture and the last paragraph of Section 301 thereof. The Notes shall be issued in global form as book-entry securities, substantially in the form set forth in Exhibit A hereto, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture, or as may reasonably be required by the Depositary, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by any of the individuals executing such Notes, as evidenced by such individual’s execution of the Notes (but which shall not affect the rights or duties of the Trustees).

The form of the Trustee’s certificate of authentication for the Notes shall be in substantially the form set forth in Exhibit A hereto.

Each Note shall be dated the date of authentication thereof and shall bear interest from the date of original issuance thereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for.

Section 1.02         Definitions. The following defined terms used in this Article I shall, unless the context otherwise requires, have the meanings specified below for purposes of the Notes, as applicable. Capitalized terms used herein for which no definition is provided herein shall have the meaning set forth in the Base Indenture.

“5-Year Treasury Rate” means, as of any Interest Rate Calculation Date, as applicable, (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published H.15, for the U.S. Treasury security with a maturity of five years from the next Interest Rate Reset Date and trading in the public securities market; or (b) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Rate Reset Date and trading in the public securities market, the rate will be determined by the Calculation Agent by interpolation or extrapolation on a straight line basis between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (i) one maturing as close as possible to, but earlier than, the Interest Rate Reset Date following the next succeeding Interest Rate Calculation Date, and (ii) the other maturing as close as possible to, but later than, the Interest Rate Reset Date following the next succeeding Interest Rate Calculation Date, in each case as published in the most recently published H.15. If the H.15 is no longer published or the 5-Year Treasury Rate cannot be determined pursuant to the methods described in clauses (a) or (b) above, then the 5-Year Treasury Rate will be the 5-Year Treasury Rate in effect for the prior Interest Rate Reset Period, or, in the case of the Initial Interest Rate Reset Date, 4.609%.

“Business Day” means a day other than (i) a Saturday or a Sunday, (ii) a day on which banking institutions in New York City, New York, Toronto, Ontario or St. John’s, Newfoundland and Labrador are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Corporate Trust Office of a Trustee is closed for business.

“Calculation Agent” means any Person, which may be the Corporation or any of the Corporation’s Affiliates, appointed by the Corporation from time to time to act as calculation agent with respect to the Notes.

“Common Shares” means common shares in the capital of the Corporation outstanding from time to time.

“Deferred Interest” means any installment of interest whose payment is deferred pursuant to Section 1.03B.)of this Third Supplemental Indenture.

“DTC” means The Depository Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Interest Rate Reset Date” means March 30, 2052.

“Fitch” means Fitch Ratings, Inc. or any successor to the rating agency business thereof.

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recently published H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Rate Calculation Date.

“Initial Interest Rate Reset Date” means March 30, 2037.

“Interest Payment Date” means each March 30 and September 30 of each year, commencing on March 30, 2027.

“Interest Rate Calculation Date” means the second Business Day immediately preceding the applicable Interest Rate Reset Date.

“Interest Rate Reset Date” means the Initial Interest Rate Reset Date and each subsequent date prior to the Maturity Date falling on the fifth anniversary of the immediately preceding Interest Rate Reset Date.

“Interest Rate Reset Period” means the period from and including the Initial Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date and thereafter each period from and including each Interest Rate Reset Date to, but not including, the next following Interest Rate Reset Date (or, in the case of the final Interest Rate Reset Period commencing on the Final Interest Rate Reset Date, the period from and including such Final Interest Rate Reset Date to, but not including, the Maturity Date).

“Issue Date” means September 21, 2026, the initial issue date of the Notes.

“Maturity Date” means March 30, 2057 and constitutes the “Stated Maturity” of the Notes for purposes of the Base Indenture.

“Nationally Recognized Statistical Ratings Organization” means a nationally recognized statistical ratings organization registered with the Commission.

“Outstanding” means, with respect to Notes, as of the date of determination, all Notes theretofore authenticated and delivered under the Indenture, except:

(a)            Notes theretofore cancelled by the Trustees or delivered to either Trustee or any paying agent for cancellation;

(b)            Notes for whose payment or redemption the necessary amount of money or money’s worth has been theretofore deposited with either Trustee or any paying agent (other than the Corporation) in trust or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own paying agent) for the holders of such Notes; provided that if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustees has been made;

(c)            Notes that have been defeased or discharged pursuant to the procedures specified under Section 1202 of the Base Indenture, as supplemented by Section 1.12 of this Third Supplemental Indenture; and

(d)            Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to the Indenture, other than any such Notes in respect of which there shall have been presented to either Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of the Corporation;

provided, however, that in determining whether the Holders of the requisite principal amount of the outstanding Notes have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action under the Indenture as of any date or are present at a meeting of Holders for quorum purposes, Notes owned by the Corporation or any other obligor upon the Notes or any Affiliate of the Corporation or of such other obligor shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustees shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Notes that the Trustees actually know to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustees the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Corporation or any other obligor upon the Notes or any Affiliate of the Corporation or of such other obligor.

“Preference Shares” means first preference shares of any series and second preference shares of any series of the Corporation in each such case outstanding from time to time and any other preference shares of the Corporation authorized and outstanding from time to time.

“Rating Agency” means any of S&P or Fitch and, in each case, their respective successors, and any other Nationally Recognized Statistical Ratings Organization.

“Rating Event” means any Rating Agency amends, clarifies or changes the methodology or criteria, or the application or interpretation of such criteria, it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the Issue Date; or (b) the lowering of the equity credit assigned to the Notes by that Rating Agency compared to the equity credit assigned by that Rating Agency or its predecessor on the Issue Date.

“Regular Record Date” means, with respect to each Interest Payment Date, the close of business on the 15th calendar day prior to such Interest Payment Date (whether or not a Business Day).

“S&P” means Standard & Poor’s Financial Services LLC, or any successor to the rating agency business thereof.

“Senior Indebtedness” means all present and future obligations or indebtedness of, or guaranteed or assumed by, the Corporation, whether or not represented by bonds, debentures, notes or similar instruments, for borrowed money, and any amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness, unless in the instrument creating or evidencing any such indebtedness or obligations or pursuant to which the same is outstanding it is specifically stated, at or prior to the time the Corporation becomes liable in respect thereof, that any such obligation or indebtedness or such amendment, renewal, extension, modification and refunding thereof is subordinate in right of payment to Senior Indebtedness or ranks pari passu with, or subordinate to, the Notes.

“Subordinated Securities” means any series of subordinated notes issued under the Base Indenture and designated as subordinated notes pursuant to the Base Indenture or any other indenture of the Corporation in effect from time to time pursuant to which any series of subordinated notes has been issued.

“Tax Event” means the Corporation has received an opinion of counsel of a law firm that is nationally recognized in Canada or the U.S. and experienced in such matters (who may be counsel to the Corporation) to the effect that, as a result of, (a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in, the laws, or any regulations or rulings thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or authority or agency thereof or therein having power to tax or any applicable tax treaty, (b) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “Administrative Action”), or (c) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position, in each of case (a), (b) or (c), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the Issue Date, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that the Corporation is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment or deductibility by the Corporation of interest on the Notes), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority.

Section 1.03         Payment of Principal and Interest.

A.)            Interest and Maturity.

The Notes shall be known and designated as the “6.875% Fixed-to-Fixed Rate Junior Subordinated Notes due 2057” of the Corporation. The principal of the Notes shall be due on the Maturity Date (unless earlier redeemed). The outstanding Notes will bear interest from, and including, the Issue Date to, but excluding, the Initial Interest Rate Reset Date, at a rate of 6.875% per annum. From, and including, the Initial Interest Rate Reset Date to but excluding the Maturity Date, the outstanding Notes will bear interest at a rate per annum equal to the 5-Year Treasury Rate (subject to reset on each applicable Interest Rate Reset Date) plus 2.042%; provided that the interest rate during any Interest Rate Reset Period will not reset below 6.875% (which equals the initial interest rate on the Notes). The 5-Year Treasury Rate for computing interest on the outstanding Notes from and after the Initial Interest Rate Reset Date will be calculated as of the applicable Interest Rate Calculation Date for each Interest Rate Reset Period.

Interest on the Notes is payable semi-annually in arrears on each Interest Payment Date (or, if such day is not a Business Day, the next following Business Day) in each year, commencing on March 30, 2027 in equal installments (except for the first interest payment which will be $36.09 per $1,000 of the principal amount of Notes, payable on March 30, 2027 and representing interest accrued from and including September 21, 2026 to, but excluding, March 30, 2027).

The Corporation has the right to defer interest payments pursuant to Section 1.03B.) of this Third Supplemental Indenture. Subject to the Deferral Right (as defined below) in Section 1.03B.) of this Third Supplemental Indenture, accrued interest shall be paid semi-annually in arrears on each Interest Payment Date to the Person or Persons in whose name the Notes are registered on the Regular Record Date for such Interest Payment Date; provided that interest payable at the Maturity Date or on a Redemption Date as provided herein shall be paid to the Person to whom principal is payable. Any such interest that is not so punctually paid or duly provided for shall forthwith cease to be payable to the Holders on such Regular Record Date and may either be paid to the Person or Persons in whose name the Notes are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the U.S. Trustee (“Notes Special Record Date”), notice whereof shall be given to Holders of the Notes not less than 10 days prior to such Notes Special Record Date, or, in the case of Deferred Interest, the Regular Record Date immediately preceding the Interest Payment Date on which such Deferred Interest is paid by the Corporation pursuant to Section 1.03B.) of this Third Supplemental Indenture, or shall otherwise be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the Notes may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in the Base Indenture.

Interest for any period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day, and no further interest will accrue in respect of such postponement. For disclosure purposes under the Interest Act (Canada), whenever in the Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

B.)            Deferral Right.

So long as no Event of Default has occurred and is continuing, the Corporation may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes (the “Deferral Right”) on one or more occasions for up to 10 consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Any such election by the Corporation to defer the payment of interest will not constitute an Event of Default, a default or any other breach under the Notes or the Indenture. Any installment of interest whose payment is deferred pursuant to the Deferral Right provided in this Section 1.03B.) will accrue interest at a per annum rate equal to the interest rate then applicable to the Notes (to the extent permitted by applicable law), compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where the Corporation pays all accrued and unpaid interest subject to such Deferral Period on the Notes on such date. No Deferral Period may extend beyond the Maturity Date and all accrued and unpaid interest on the Notes as of the Maturity Date, if any, will be due and payable on the Maturity Date. The Corporation will give the Trustees and the Holders of the Notes notice of its election to commence or continue a Deferral Period at least 10 but not more than 60 days prior to the next Interest Payment Date.

C.)            Calculation Agent.

The Corporation shall appoint a Calculation Agent on or prior to the Interest Rate Calculation Date in respect of the Initial Interest Rate Reset Date; provided, however, that the Corporation shall not be required to appoint a Calculation Agent if the Corporation has elected to redeem all of the Outstanding Notes on or prior to the Initial Interest Rate Reset Date; provided, further, that, if the Corporation has so elected but does not redeem all of the Outstanding Notes on or prior to the Initial Interest Rate Reset Date, the Corporation shall appoint a Calculation Agent not later than the Business Day immediately following the Initial Interest Rate Reset Date.

The Calculation Agent will determine the applicable interest rate for each Interest Rate Reset Period as of the applicable Interest Rate Calculation Date. Promptly upon such determination, the Calculation Agent, if other than the Corporation or an Affiliate of the Corporation, will notify the Corporation of the applicable interest rate for the relevant Interest Rate Reset Period and, provided neither Trustee is the Calculation Agent, the Corporation will then promptly notify the Trustees of such interest rate.

The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Rate Reset Period beginning on or after the Initial Interest Rate Reset Date will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary herein or any other documentation relating to the Notes, will become effective without consent from any other Person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Corporation’s principal offices and will be made available to any Holder of Notes upon request.

D.)	General.

Payment of the principal of, premium, if any, Additional Amounts, if any, and interest on the Notes shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Payments of principal of, premium, if any, Additional Amounts, if any, and interest on Notes represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Notes are no longer represented by a Global Security, (i) payments of principal, premium, if any, and interest due at the Maturity Date or earlier redemption of the Notes shall be made at the office of the Paying Agent upon surrender of the Notes to the Paying Agent and (ii) payments of interest shall be made, at the option of the Corporation, subject to such surrender where applicable, by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in the United States as may be designated in writing to the Trustees at least five Business Days prior to the date for payment by the Person entitled thereto.

The Notes may be redeemed at the option of the Corporation at the prices, at the times and on such other terms and conditions as are specified in Section 1.07 of this Third Supplemental Indenture. The Corporation shall not be obligated to redeem, purchase or repay the Notes pursuant to any sinking fund or analogous provisions or at the option of a Holder of the Notes.

The Notes shall be subject to the covenants (and the related definitions) set forth in Article 10 of the Base Indenture and, except as otherwise provided herein, to any other covenant in the Indenture, and to the defeasance and discharge provisions set forth in Article 12 of the Base Indenture.

Section 1.04         Additional Notes.

An unlimited aggregate principal amount of the Notes may be authenticated and delivered under this Third Supplemental Indenture (of which $500,000,000 is being issued, authenticated and delivered on the date hereof), including Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 304, 305, 306, 906 or 1106 of the Base Indenture.

The Corporation may, from time to time, without notice to or the consent of the Holders, create and issue, pursuant to the Indenture and in accordance with applicable laws and regulations, additional notes (“Additional Notes”) maturing on the same maturity date as the Notes and having the same terms and conditions under the Indenture as the Notes at the time outstanding (except for the issue date and, if applicable, the date of the first payment of interest thereon) so that such Additional Notes will be consolidated and form a single series with the Notes at the time outstanding for all purposes under the Indenture, including with respect to waivers, amendments, redemptions and offers to purchase; provided that, if any such Additional Notes are not fungible with the Notes for United States federal income tax purposes, such Additional Notes will have a separate CUSIP, ISIN or other identifying number.

Section 1.05         Ranking & Subordination. The Notes will be unsecured, subordinated obligations of the Corporation. The payment of principal, premium (if any) and interest on the Notes, to the extent provided in Section 1.03 of this Third Supplemental Indenture, will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. The Notes will be structurally subordinated to all debt and other liabilities and any preference or preferred shares of the Corporation’s subsidiaries.

Section 1.06         Form and Denominations. The Notes will be issued in the form of one or more fully registered Global Securities to be held by, or on behalf of, the Depositary (which initially shall be DTC) or its nominee. The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 or any integral multiple of $1,000 in excess thereof.

Section 1.07         Redemption.

A.)	Optional Redemption.

The Corporation may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders, redeem the Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) December 30, 2036 (the date falling 90 days prior to the Initial Interest Rate Reset Date) and ending on (and including) the Initial Interest Rate Reset Date and (ii) thereafter, on any Interest Rate Reset Date or any Interest Payment Date, in each case, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption. For greater clarity, if there is a Tax Event or Rating Event on or after December 30, 2036, the Corporation may optionally redeem the Notes in accordance with the optional redemption right in this Section 1.07A.) of this Third Supplemental Indenture without regard to the additional rights of redemption provided for such Tax Event or Rating Event, as applicable, in Section 1.07B.) and C.), respectively, of this Third Supplemental Indenture.

At the Corporation’s discretion, any redemption or notice of any redemption of the Notes, in whole or in part, may be subject to one or more conditions precedent, including completion of an equity or other securities offering, an incurrence of indebtedness or other financing, or any other corporate transaction or event. Notice of any redemption in respect thereof may, at the Corporation’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice must describe each such condition, and if applicable, state that, in the Corporation’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the applicable date fixed for redemption. The Corporation may provide in such redemption notice that payment of the Redemption Price and other amounts owing for the redemption of any Outstanding Notes and performance of the Corporation’s obligations with respect to such redemption may be performed by another Person.

If the Notes are redeemed in part, the notice of redemption will state the portion of the principal amount thereof to be redeemed. A replacement Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note; provided, however, that, notwithstanding Section 1106 of the Base Indenture, in the case of a Note represented by a Global Security, an appropriate notation may instead be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof, rather than authenticating and delivering to the Holder of such Note a new Note in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

In the event that the Corporation redeems or purchases any of the Notes, the Corporation intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Corporation from new issuances of securities during the period commencing on the 365th or 366th calendar day, depending upon the actual number of days in the applicable year, prior to the date of such redemption or purchase of Notes which are assigned by a Nationally Recognized Statistical Ratings Organization at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or purchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless the Notes are redeemed pursuant to a Rating Event or a Tax Event.

B.)	Redemption on Tax Event.

At any time within 90 days following the occurrence of a Tax Event, the Corporation may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior written notice to the Holders, redeem all (but not less than all) of the Notes at a Redemption Price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption.

C.)	Redemption on Rating Event.

At any time within 90 days following the occurrence of a Rating Event, the Corporation may, at its option, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders, redeem all (but not less than all) of the Notes at a Redemption Price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the date fixed for redemption.

D.)	Acquisition by Means Other Than Redemption.

For avoidance of doubt, the Corporation may purchase or otherwise acquire, at any time or from time to time, Securities of any series by means other than a redemption, whether pursuant to an offer to purchase, open market purchase, private contract or otherwise, at such prices as the Corporation may determine in its sole discretion.

Section 1.08         Dividend Stopper Undertaking.

A.)	Dividend Stopper Undertaking.

Unless the Corporation has paid all interest on the Notes that, at such time, has accrued and is payable (including Deferred Interest, if any), the Corporation will not (i) declare any dividends on Dividend Restricted Shares (as defined below) (other than stock dividends on Dividend Restricted Shares) or pay any interest on any Parity Notes (as defined below), (ii) redeem, purchase or otherwise retire for value any Dividend Restricted Shares or Parity Notes (unless such redemption, purchase or retirement for value is a Permitted Purchase (as defined below)), or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.

For purposes of this Section 1.08:

“Dividend Restricted Shares” means, collectively, the Preference Shares and Common Shares.

“Parity Notes” means any class or series of the Corporation’s debt securities or other indebtedness of the Corporation for borrowed money outstanding on the date hereof or hereafter created which ranks on parity with the Notes as to distributions upon liquidation, dissolution or winding-up.

“Permitted Purchase” means a redemption, purchase or other retirement for value by or on behalf of the Corporation of any Dividend Restricted Shares or Parity Notes (a) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to, or on maturity of, any series of Dividend Restricted Shares or Parity Notes, including accrued and unpaid dividends or interest payable in connection therewith, or (b) with respect to Dividend Restricted Shares, (i) out of the net cash proceeds of a substantially concurrent issuance and sale of, or made in exchange for (including by using), Dividend Restricted Shares or a substantially concurrent net cash capital contribution received by the Corporation (other than from a subsidiary of the Corporation), (ii) deemed to occur upon the exercise or exchange of options, warrants or other convertible or exchangeable securities, including Dividend Restricted Shares, as applicable, to the extent such Dividend Restricted Shares represent all or a portion of the exercise, conversion or exchange price thereof, together with any withholding to pay for the taxes payable in connection therewith and accrued and unpaid dividends payable in connection therewith, (iii) effected by or on behalf of the Corporation or any of its subsidiaries pursuant to the terms of any securities based compensation arrangement of the Corporation and/or any of its subsidiaries, currently in effect or adopted from time to time, which provides for market purchases of Common Shares to settle entitlements under such securities based compensation arrangement or (iv) cash payments in lieu of issuing fractional shares in connection with share dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Dividend Restricted Shares.

B.)	Waiver of Certain Covenants.

Pursuant to Section 1006 of the Base Indenture, but subject to Section 513 and Section 902 of the Base Indenture, the Corporation may omit in any particular instance to comply with any covenant or provision thereof and any covenant or provision in Section 1.08 of this Third Supplemental Indenture if, before or after the time for such compliance, the Holders of a majority in principal amount of the Notes at the time Outstanding shall, by Holder Direction, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Corporation and the duties of the Trustees in respect of any such term, provision or condition shall remain in full force and effect. The Corporation will promptly notify the Trustees in writing of any such waiver or the revocation of any such waiver.

Section 1.09         Global Securities. Except under the limited circumstances described below, Notes represented by a Global Security or Global Securities shall not be exchangeable for, and shall not otherwise be issuable as, Notes in definitive form. The Global Securities described in this Article I of this Third Supplemental Indenture may not be transferred except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or to a successor Depositary or its nominee.

A Global Security representing the Notes shall be exchangeable for Notes registered in the names of Persons other than the Depositary or its nominee only if (i) the Depositary notifies the Corporation that it is unwilling or unable to discharge its responsibilities properly as a Depositary for such Global Security and no successor Depositary shall have been appointed by the Corporation within 90 days of receipt by the Corporation of such notification, or if at any time the Depositary ceases to be eligible to be a clearing agency registered under the Exchange Act (a “Clearing Agency”) in accordance with the applicable securities laws at a time when the Depositary is required to be so registered to act as such Depositary and no successor Depositary shall have been appointed by the Corporation within 90 days after it becomes aware of such cessation, (ii) an Event of Default has occurred and is continuing with respect to the Notes and beneficial owners of a majority in aggregate principal amount of the Notes represented by Global Securities advise the Depositary to cease acting as Depositary, or (iii) the Corporation in its sole discretion, and subject to the procedures of the Depositary, determines that such Global Security shall be so exchangeable. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Notes registered in such names as the Depositary shall direct.

Notwithstanding anything to the contrary in Section 303 of the Base Indenture, the signature of any officer of the Corporation and any authorized signatory of the U.S. Trustee and the Canadian Co-Trustee referred to therein on any Global Security representing the Notes may be a manual, facsimile or electronic signature.

Section 1.10         Depositary; Registrar; Paying Agent. DTC shall initially act as the Depositary with respect to the Notes and the U.S. Trustee shall initially serve as Paying Agent and Custodian with respect to the Notes, with the Place of Payment initially being the Corporate Trust Office of the U.S. Trustee. Each of the Trustees shall act as Registrar and maintain a Register in accordance with the Trust Indenture Legislation and, to the extent deemed necessary or advisable from time to time, one or more branch Registers in such places as they may determine.

Section 1.11         Transfer and Exchange. The transfer and exchange provisions set forth in Section 306(b) of the Base Indenture shall apply to the Notes, including the forms attached as Exhibit B and Exhibit C to the Base Indenture.

Section 1.12         Defeasance.

A.)            Defeasance

In the case of Defeasance pursuant to Section 1202 of the Base Indenture, the Corporation shall have delivered to the Trustees (i) an opinion of counsel in the United States stating that (x) the Corporation has received from, or there has been published by, the IRS a ruling or (y) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; and (ii) an opinion of counsel in Canada or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the Holders of outstanding Notes will not recognize income, gain or loss for Canadian income tax purposes as a result of such Defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Defeasance had not occurred.

For purposes of this Third Supplemental Indenture, Section 1202(2) of the Base Indenture shall be deemed to include the Corporation’s obligations with respect to such Securities under Section 307 of the Base Indenture.

B.)            Covenant Defeasance

In the case of Covenant Defeasance pursuant to Section 1203 of the Base Indenture, the Corporation shall have delivered to the Trustees (i) an opinion of counsel in the United States to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; and (ii) an opinion of counsel in Canada or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the Holders of outstanding Notes will not recognize income, gain or loss for Canadian income tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Covenant Defeasance had not occurred.

Section 1.13         Events of Default.

Notwithstanding anything to the contrary contained in the Base Indenture, Section 501(3) of the Base Indenture shall not apply to the Notes and shall not constitute or give rise to an Event of Default with respect to the Notes for purposes of the Indenture. A default in the performance, or breach, of any covenant of the Corporation in the Indenture other than as set out in Sections 501(1), 501(2), 501(4) or 501(5) of the Base Indenture shall not constitute an Event of Default under the Indenture, and the right to accelerate maturity pursuant to Section 502 of the Base Indenture will not be available, although a legal action may be brought to enforce such covenant. With respect to the Notes, Section 501(2) of the Base Indenture shall include a default in the payment of the Redemption Price on the Notes, including any accrued and unpaid interest (including Deferred Interest, if any), when it becomes due and payable. For greater certainty, nothing in this Section shall constitute an amendment to the Base Indenture or affect the applicability of Section 501(3) of the Base Indenture to any other series of Securities issued thereunder.

Section 1.14         Consolidation, Merger, Conveyance or Transfer.

In the case of a consolidation, merger, arrangement or amalgamation of the Corporation with or into any other Person, or the conveyance or transfer of all or substantially all of the properties and assets of the Corporation to any other Person, in accordance with Section 801 of the Base Indenture, the Corporation covenants and agrees that the successor Person formed by such consolidation, or into which the Corporation shall have been merged, arranged or amalgamated, or the Person which shall have acquired such properties and assets shall be organized under the laws of Canada, or any province or territory thereof, the United States of America, or any state or the District of Columbia.

Section 1.15         Payment of Taxes.

Notwithstanding anything to the contrary contained in the Base Indenture, for purposes of this Third Supplemental Indenture, Section 1002(b)(5) of the Base Indenture shall be deemed to include the Corporation being a “specified entity” (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) in respect of the Holder or beneficial owner, and Section 1002(b)(9) of the Base Indenture shall not apply to the Notes. Nothing in this Section shall constitute an amendment to the Base Indenture or affect the applicability of Section 1002(b)(9) of the Base Indenture to any other series of Securities issued thereunder.

Article II
Subordination of NOTES

Section 2.01         Agreement to Subordinate. The Corporation covenants and agrees, and each Holder of the Notes issued under this Third Supplemental Indenture by its acceptance hereof, whether upon original issue or upon transfer or assignment, likewise covenants and agrees, that the principal of (and premium, if any) and interest on each and all of the Notes issued under this Third Supplemental Indenture are hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness to the extent provided in Section 2.02.

Section 2.02         Payment on Dissolution, Liquidation or Reorganization; Default on Senior Indebtedness.

(a)	Upon any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Corporation, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings, or upon any assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Corporation or otherwise, all principal of (and premium, if any) and interest then due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money or money’s worth, before the Holders of the Notes or the Trustees on their behalf shall be entitled to receive any assets or securities (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, junior to, or the payment of which is subordinated at least to the extent provided in this Article II of this Third Supplemental Indenture to the payment of, all Senior Indebtedness which may at the time be outstanding or any securities issued in respect thereof under any such plan of reorganization or readjustment) in respect of the Notes (for principal, premium or interest). Upon any such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities (other than as aforesaid), to which the Holders of the Notes or the Trustees on their behalf would be entitled, except for the provisions of this Article II of this Third Supplemental Indenture, shall be made by the Corporation or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, direct to the holders of Senior Indebtedness or their representatives to the extent necessary to pay all Senior Indebtedness in full, in money or money’s worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness. In the event that, notwithstanding the foregoing, the Trustees or the Holder of the Notes shall, under the circumstances described in the two preceding sentences, have received any payment or distribution of assets or securities of the Corporation of any kind or character, whether in cash, property or securities (other than as aforesaid) before all Senior Indebtedness is paid in full or payment thereof provided for in money or money’s worth, and if such fact shall then have been made known to the Trustees or, as the case may be, such Holder, then such payment or distribution of assets or securities of the Corporation shall be paid over or delivered forthwith to the receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making payment or distribution of assets or securities of the Corporation for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full, in money or money’s worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

(b)	Subject to the payment in full, in money or money’s worth, of all Senior Indebtedness, the Holders of the Notes (together with the holders of any indebtedness of the Corporation which is subordinate in right of payment to the payment in full of all Senior Indebtedness and which is not subordinate in right of payment to the Notes) shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distribution of assets or securities of the Corporation applicable to Senior Indebtedness until the principal (and premium, if any) and interest on the Senior Indebtedness shall be paid in full. No such payments or distributions applicable to Senior Indebtedness shall, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the Holders of the Notes, be deemed to be a payment by the Corporation to or on account of the Notes, it being understood that the provisions of this Article II of this Third Supplemental Indenture are and are intended solely for the purpose of defining the relative rights of the Holders of the Notes, on the one hand, and the holders of Senior Indebtedness, on the other hand. Nothing contained in this Article II of this Third Supplemental Indenture or elsewhere in the Indenture or in the Notes is intended to or shall impair, as between the Corporation and the Holders of the Notes, the obligation of the Corporation, which is unconditional and absolute, to pay to the Holders of the Notes the principal of (and premium, if any) and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or to affect (except to the extent specifically provided above in this Section 2.02 of this Third Supplemental Indenture) the relative rights of the Holders of the Notes and creditors of the Corporation other than the holders of Senior Indebtedness. Nothing contained herein shall prevent the Trustees or the Holder of the Notes from exercising all remedies otherwise permitted by applicable law upon default under the Indenture, subject to the rights, if any, under this Article II of this Third Supplemental Indenture, of the holders of Senior Indebtedness in respect of assets or securities of the Corporation of any kind or character, whether cash, property or securities, received upon the exercise of any such remedy.

(c)	Upon any payment or distribution of assets or securities of the Corporation referred to in this Article II of this Third Supplemental Indenture, the Trustees and the Holders of the Notes shall be entitled to rely upon any order or decree of a court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, and upon a certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making any such payment or distribution, delivered to the Trustees or to the Holders of the Notes for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article II of this Third Supplemental Indenture.

(d)	If:

(i)	there shall have occurred a default in the payment on account of the principal of (or premium, if any) or interest on or other monetary amounts due and payable on any Senior Indebtedness, or

(ii)	any other default shall have occurred concerning any Senior Indebtedness which permits the holder or holders thereof to accelerate the maturity of such Senior Indebtedness following notice, the lapse of time, or both, or

(iii)	during any time Senior Indebtedness is outstanding, the principal of, and accrued interest on, any Subordinated Securities shall have been declared due and payable upon an Event of Default pursuant to Section 502 of the Base Indenture or pursuant to any other indenture of the Corporation under which Subordinated Securities have been issued and are outstanding, as applicable (and such declaration shall not have been rescinded or annulled pursuant to the Indenture);

then, unless and until such default shall have been cured or waived or shall have ceased to exist, or such declaration shall have been waived, rescinded or annulled, no payment shall be made by the Corporation on account of the principal (or premium, if any) or interest on the Notes.

(e)	The Trustees shall be entitled to rely on the delivery to them of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a representative of such holder or a trustee under any indenture under which any instruments evidencing any such Senior Indebtedness may have been issued) to establish that such notice has been given by a holder of such Senior Indebtedness or such representative or trustee on behalf of such holder. In the event that the Trustees determine in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payment or distribution pursuant to this Article II of this Third Supplemental Indenture, the Trustees may request such Person to furnish evidence to the reasonable satisfaction of the Trustees as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the right of such Person under this Article II of this Third Supplemental Indenture, and, if such evidence is not furnished, the Trustees may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment or distribution.

Section 2.03         Payment Prior to Dissolution or Default. Nothing contained in this Article II of this Third Supplemental Indenture or elsewhere in the Indenture, or in any of the Notes, shall prevent (a) the Corporation, at any time except under the conditions described in Section 2.02 of this Third Supplemental Indenture or during the pendency of any dissolution or winding up or total or partial liquidation or reorganization proceedings therein referred to, from making payments at any time of principal of (or premium, if any) or interest on the Notes or from depositing with the Trustees or any Paying Agent moneys for such payments, or (b) the application by the Trustees or any Paying Agent of any moneys deposited with it under the Indenture to the payment of or on account of the principal of (or premium, if any) or interest on the Notes to the Holders entitled thereto if such payment would not have been prohibited by the provisions of Section 2.02 of this Third Supplemental Indenture on the day such moneys were so deposited.

Notwithstanding the provisions of Section 2.01 of this Third Supplemental Indenture or any other provision of the Indenture, the Trustees and any Paying Agent shall not be charged with knowledge of the existence of any Senior Indebtedness, or of the occurrence of any default with respect to Senior Indebtedness of the character described in Section 2.02 of this Third Supplemental Indenture, or of any other facts which would prohibit the making of any payment of moneys to or by the Trustees or such Paying Agent, unless and until the Trustees shall have received, no later than three Business Days prior to such payment, written notice thereof from the Corporation or from a holder of such Senior Indebtedness and the Trustees shall not be affected by any such notice which may be received by it on or after such third Business Day.

Section 2.04         Securityholders Authorize Trustee to Effectuate Subordination of Securities. Each Holder of the Notes by his or her acceptance thereof authorizes and expressly directs the Trustees on his or her behalf to take such action in accordance with the terms of the Indenture as may be necessary or appropriate to effectuate the subordination provisions contained in this Article II of this Third Supplemental Indenture and to protect the rights of the Holders of the Notes pursuant to the Indenture, and appoints each of the Trustees his or her attorney-in-fact for such purpose.

Section 2.05         Right of Trustees to Hold Senior Indebtedness. The Trustees shall be entitled to all of the rights set forth in this Article II of this Third Supplemental Indenture in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of Senior Indebtedness, and nothing in the Indenture shall be construed to deprive the Trustees of any of their rights as such holder.

Section 2.06         Article II Not to Prevent Events of Default. The failure to make a payment on account of principal of, premium, if any, or interest on the Notes by reason of any provision of this Article II of this Third Supplemental Indenture shall not be construed as preventing the occurrence of an Event of Default under Section 501 of the Base Indenture or an event which with the giving of notice or lapse of time, or both, would become an Event of Default or in any way prevent the Holders of the Notes from exercising any right hereunder other than the right to receive payment on the Notes.

Section 2.07         No Fiduciary Duty of Trustees to Holders of Senior Indebtedness. The Trustees shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness, and shall not be liable to any such holders (other than for its willful misconduct, bad faith or gross negligence) if either of them shall in good faith mistakenly pay over or distribute to the Holders of the Notes or the Corporation or any other Person, cash, property or securities to which any holders of Senior Indebtedness shall be entitled by virtue of this Article II of this Third Supplemental Indenture or otherwise. Nothing in this Section 2.07 of this Third Supplemental Indenture shall affect the obligation of any other such Person to hold such payment for the benefit of, and to pay such payment over to, the holders of Senior Indebtedness or their representative. Nothing in this Article II of this Third Supplemental Indenture shall apply to amounts due the Trustees pursuant to Section 607 of the Base Indenture or any other Section of the Indenture.

Section 2.08         Disputes with Holders of Certain Senior Indebtedness. Any failure by the Corporation to make any payment on or perform any other obligation under Senior Indebtedness, other than any indebtedness incurred by the Corporation or assumed or guaranteed, directly or indirectly, by the Corporation for money borrowed (or any deferral, renewal, extension or refunding thereof) or any indebtedness or obligation as to which the provisions of this Section 2.08 of this Third Supplemental Indenture shall have been waived by the Corporation in the instrument or instruments by which the Corporation incurred, assumed, guaranteed or otherwise created such indebtedness or obligation, shall not be deemed a default or Event of Default under Section 2.02(d)(i) and (ii) of this Third Supplemental Indenture if (a) the Corporation shall be disputing its obligation to make such payment or perform such obligation and (b) either (i) no final judgment relating to such dispute shall have been issued against the Corporation which is in full force and effect and is not subject to further review, including a judgment that has become final by reason of the expiration of the time within which a party may seek further appeal or review, and (ii) in the event a judgment that is subject to further review or appeal has been issued, the Corporation shall in good faith be prosecuting an appeal or other proceeding for review and a stay of execution shall have been obtained pending such appeal or review.

Article III
MISCELLANEOUS PROVISIONS

Section 3.01         Recitals by the Corporation. The recitals in this Third Supplemental Indenture are made by the Corporation only and not by the Trustees, and all of the provisions contained in the Base Indenture in respect of the rights, privileges, immunities, powers and duties of the Trustees shall be applicable in respect of the Notes and this Third Supplemental Indenture as fully and with like effect as if set forth herein in full.

Section 3.02         Ratification and Incorporation of Base Indenture. As supplemented hereby, the Base Indenture is in all respects ratified and confirmed, and the Base Indenture and this Third Supplemental Indenture shall be read, taken and construed as one and the same instrument; provided that the provisions of this Third Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes.

Section 3.03         Executed in Counterparts. This Third Supplemental Indenture may be executed in several counterparts, each of which shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

Section 3.04         Appointment of Agent. The Corporation hereby appoints CT Corporation for a period commencing as of the date hereof and ending on March 30, 2057 as its agent upon whom process may be served in any legal action or proceeding arising out of or relating to this Third Supplemental Indenture or the Notes.

Section 3.05         Acceptance of Trust. The Trustees accept the trusts in this Third Supplemental Indenture and agree to carry out and discharge the same upon the terms and conditions set out in this Third Supplemental Indenture and in accordance with the Base Indenture.

Section 3.06         Governing Law. This Third Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Section 3.07         Holder Direction. Without limiting the generality of Section 104 of the Base Indenture or any other applicable provision of this Third Supplemental Indenture or the Base Indenture, a direction of a Holder (a “Holder Direction”) in respect of a consent, approval or waiver given by a Holder of a Global Security (whether such Holder Direction is given by the Holder of such Global Security or by one or more Beneficial Owners in respect of any such Global Security that are appointed as the proxies or agents of such Holder) may be given by electronic transmission or otherwise in accordance with the procedures of the Clearing Agency or Depositary for such Global Security, including through DTC’s facilities or a similar system used by such Clearing Agency or Depositary (any Holder Direction so given is referred to herein as an “Electronic Holder Direction”). For greater certainty, it shall not be necessary for an Electronic Holder Direction to be given pursuant to an instrument in writing that is signed or guaranteed by such Holder or Beneficial Owners, as applicable. A Holder Direction in respect of a Global Security may be proved by, among other things, a report or other record (a) generated by the Clearing Agency or Depositary for such Global Security or (b) signed by the tabulation agent or other agent engaged by the Corporation for tabulating or compiling the consents, approvals, waivers or votes, as applicable, in respect of the Act for which the Holder Direction is sought (such report or other record, a “Consent Report”) and the Trustees and the Corporation shall each be entitled to receive and rely upon such Consent Report as if it was an instrument in writing signed by the Holder of such Global Security or the proxy or agent of such Holder, as applicable. By the taking of a position in a Global Security, each Beneficial Owner in respect of such Global Security acknowledges and agrees that (i) the Trustees and the Corporation may elect to use DTC’s facilities (or any other electronic system used by the Clearing Agency or Depositary for clearing or settlement of such Global Security) to obtain an Electronic Holder Direction and (ii) the Trustees and the Corporation shall have no liability for electing to use such system or relying on any Consent Report certifying or evidencing such Electronic Holder Direction.

For greater certainty, and without limiting the generality of this Section 3.07 of this Third Supplemental Indenture or Section 104 of the Base Indenture, a Clearing Agency or Depositary that is a Holder of a Global Security may appoint Beneficial Owners with respect to any such Global Security as the proxy or agent of such Holder through such Clearing Agency’s or Depositary’s procedures and it shall not be necessary for such appointment to be pursuant to an instrument in writing that is signed by the Holder. If a Beneficial Owner is appointed by a Holder as its proxy or agent for purposes of giving a Holder Direction then that Beneficial Owner shall be deemed to be the duly appointed proxy and agent of such Holder for purposes of such Holder Direction to the extent provided in such appointment.

Section 3.08         Agreement to Certain Tax Treatment. The Corporation and each beneficial owner of the Notes, by acquiring a beneficial interest therein, acknowledges and agrees that it intends for the Notes to constitute indebtedness for U.S. federal, state and local tax purposes and will treat the Notes as indebtedness for all applicable U.S. federal, state and local tax purposes.

Section 3.09         Electronic Communications.

For purposes of the Notes, the last paragraph of Section 105 of the Base Indenture is deleted in its entirety and replaced with the following text:

“The Trustees shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to this Agreement and delivered using Electronic Means; provided, however, that the Corporation shall provide to the Trustees incumbency certificates listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificates shall be amended by the Corporation whenever a person is to be added or deleted from the listing. If the Corporation elects to give the Trustees Instructions using Electronic Means and the Trustees in their discretion elect to act upon such Instructions, the Trustees understanding of such Instructions shall be deemed controlling. The Corporation understands and agrees that the Trustees cannot determine the identity of the actual sender of such Instructions and that the Trustees shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to them have been sent by such Authorized Officer. The Corporation shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustees and that the Corporation and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Corporation. The Trustees shall not be liable for any losses, costs or expenses arising directly or indirectly from their reliance upon and compliance with such Instructions notwithstanding such Instructions conflict or are inconsistent with subsequent written instructions. The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustees and, including without limitation the risk of the Trustees acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that they are fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustees and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustees immediately upon learning of any compromise or unauthorized use of the security procedures.

"Electronic Means" shall mean the following communications methods: e-mail, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustees, or another method or system specified by the Trustees as available for use in connection with its services hereunder.”

Section 3.10         FATCA.

Solely for the benefit of the U.S. Trustee in order to assist it in complying with Sections 1471 through 1474 of the Internal Revenue Code and the rules and regulations thereunder (as in effect from time to time, collectively, “FATCA”), the Corporation agrees (i) to use commercially reasonable efforts to provide to the U.S. Trustee upon its reasonable written request such information in the Corporation’s possession about holders or other applicable parties and/or transactions (including any modification to the terms of such transactions) so the U.S. Trustee can determine whether it has tax related obligations under FATCA and (ii) that the U.S. Trustee shall be entitled to make any withholding or deduction from payments under this Indenture to the extent necessary to comply with FATCA and that the U.S. Trustee shall not have any liability in respect of any withholding or deduction from payment under this Indenture to the extent such withholding or deduction is necessary to comply with FATCA.

Section 3.11         OFAC.

The Corporation covenants and represents that neither it nor any of its affiliates, subsidiaries, directors or officers are the target or subject of any sanctions enforced by the United States (including, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”)), the United Nations Security Council, the European Union or HM Treasury (collectively, “Sanctions”).

The Corporation covenants and represents that neither it nor any of its affiliates, subsidiaries, directors or officers will use any payments made pursuant to the Indenture, (i) to fund or facilitate any activities of or business with any person who, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business with any country or territory that is the target or subject of Sanctions, or (iii) in any other manner that will result in a violation of Sanctions by any person.

IN WITNESS WHEREOF, each party hereto has caused this instrument to be signed in its name and behalf by its duly authorized officers, all as of the day and year first above written.

FORTIS INC.

By:	/s/ David G. Hutchens
	Name:	David G. Hutchens
	Title:	President and Chief Executive Officer

/s/ Jocelyn H. Perry
	Name:	Jocelyn H. Perry
	Title:	Executive Vice President, Chief Financial Officer

Signature Page – Third Supplemental Indenture

THE BANK OF NEW YORK MELLON, AS U.S. TRUSTEE

By:	/s/ Nina Moulas
	Name:	Nina Moulas
	Title:	Vice President

Signature Page – Third Supplemental Indenture

COMPUTERSHARE ADVANTAGE TRUST OF CANADA, AS CANADIAN CO- TRUSTEE

By:	/s/ Monika Guzierowicz
	Name:	Monika Guzierowicz
	Title:	RM II

/s/ Francis Nixon
	Name:	Francis Nixon
	Title:	Manager, Corporate Trust

Signature Page – Third Supplemental Indenture

Exhibit A

[Form of Face of Security]

THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 306 OF THE INDENTURE, (2) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 306(a) OF THE INDENTURE, (3) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 310 OF THE INDENTURE AND (4) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

■

FORTIS INC. 6.875% FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTE DUE 2057

No. ■	CUSIP No. 349553 AW7
ISIN No. US349553AW79

Principal Amount: $■ (as revised by the Schedule of Increases and Decreases of Securities attached hereto)

Regular Record Date: Close of business on the 15th calendar day prior to the relevant Interest Payment Date

Issue Date: September 21, 2026

Maturity Date: March 30, 2057

Interest Payment Dates: Semi-annually on March 30 and September 30 of each year, commencing on March 30, 2027, in equal installments (except for the first interest payment, which will be $■ per $1,000 of the principal amount of Notes, payable on March 30, 2027 and representing interest accrued from and including September 21, 2026 to, but excluding, March 30, 2027), subject to deferral as described in Section 1.03B.) of the Third Supplemental Indenture.

Authorized Denomination: $2,000 or any integral multiple of $1,000 in excess thereof

Fortis Inc., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada (herein called the “Corporation,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & Co., or registered assigns, the principal sum of ■ ($■) (as revised by the Schedule of Increases and Decreases of Securities attached hereto) on the Maturity Date shown above and to pay interest thereon from the Issue Date shown above, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on each Interest Payment Date as specified above, subject to the Corporation’s Deferral Right, commencing on the date specified above and on the Maturity Date, at the applicable rate specified below, until the principal hereof is paid or made available for payment, and any principal, Additional Amounts and premium, and any such installment of interest, which is overdue shall bear interest at such rate (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date (other than an Interest Payment Date that is the Maturity Date or a Redemption Date) will, as provided in the Indenture, be paid to the Person in whose name this 6.875% Fixed-to-Fixed Rate Junior Subordinated Note due 2057 (this “Security”) is registered at the close of business on the Regular Record Date as specified above (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the U.S. Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the Securities of this series may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in the Indenture.

This Security will bear interest from, and including, the Issue Date to, but excluding, March 30, 2037 at a rate of 6.875% per annum. From, and including, March 30, 2037 and every fifth anniversary of such date thereafter prior to the Maturity Date (each such date an “Interest Rate Reset Date”), the Security will bear interest at a rate per annum equal to the 5-Year Treasury Rate as of the most recent Interest Rate Calculation Date plus 2.042%; provided, that the interest rate during any Interest Rate Reset Period will not reset below 6.875% (which equals the initial interest rate on this Security).

Payments of interest on this Security will include interest accrued to but excluding the respective Interest Payment Dates. Interest payments for this Security shall be computed and paid on the basis of a 360-day year consisting of twelve 30-day months and will accrue from the Issue Date or from the most recent Interest Payment Date to which interest has been paid or duly provided for. In the event that any date on which interest is payable on this Security is not a Business Day, then payment of the interest payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable.

So long as no Event of Default has occurred and is continuing, the Corporation may elect, in its sole discretion, at any date other than an Interest Payment Date, to defer the interest payable on the Security on one or more occasions for up to 10 consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur under this Security. Such deferral will not constitute an Event of Default, a default or any other breach under the Security or the Indenture. Deferred Interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where the Corporation pays all accrued and unpaid interest subject to such Deferral Period on such date. No Deferral Period may extend beyond the Maturity Date and, for greater certainty, all accrued and unpaid interest shall be due and payable on the Maturity Date.

Payment of the principal of, premium, if any, Additional Amounts, if any, and interest on this Security will be made at the office or agency of the Corporation maintained for that purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Payments of principal of, premium, if any, Additional Amounts, if any, and interest on the Securities of this series represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Securities of this series are no longer represented by a Global Security, (i) payments of principal, premium, if any, and interest due at the Maturity Date or earlier redemption of such Securities shall be made at the office of the Paying Agent upon surrender of such Securities to the Paying Agent, and (ii) at the option of the Corporation payment of interest may be made by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in the United States as may be designated in writing to the Trustees at least five Business Days prior to the date for payment by the Person entitled thereto.

The Securities of this series shall not have a sinking fund.

This Security will be unsecured, subordinated obligations of the Corporation. The payment of principal, premium (if any) and interest on this Security, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS SECURITY SET FORTH ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH AT THIS PLACE.

Unless the certificate of authentication hereon has been executed by a Trustee referred to on the reverse hereof by manual or electronic signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

FORTIS INC.

By:
	Name:	■
	Title:	■

	Name:	■
	Title:	■

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:	THE BANK OF NEW YORK MELLON

By:
Authorized Signatory

COMPUTERSHARE ADVANTAGE TRUST OF CANADA

By:
Authorized Signatory

[Form of Reverse of Security]

This 6.875% Fixed-to-Fixed Rate Junior Subordinated Note due 2057 is one of a duly authorized issue of securities of the Corporation (herein called the “Securities”), issued and to be issued in one or more series under an indenture, dated as of October 4, 2016, as supplemented by the Third Supplemental Indenture, dated as of September 21, 2026 (herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Corporation and The Bank of New York Mellon (the “U.S. Trustee”) and Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada) (the “Canadian Co-Trustee” and, together with the U.S. Trustee, the “Trustees” or each a “Trustee”, which terms include their respective successor trustees under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitation of rights, duties and immunities thereunder of the Corporation, the Trustees and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof as 6.875% Fixed-to-Fixed Rate Junior Subordinated Notes due 2057. The Securities issuable under the Indenture are unlimited in principal amount. Capitalized terms used herein for which no definition is provided herein shall have the meanings set forth in the Indenture.

This Security shall be subject to the applicable redemption provisions set forth in the Indenture.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof or, alternatively, notation of the reduction of the principal amount of this Security may be made by a Trustee on the Schedule of Increases and Decreases of Securities attached hereto.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to the Securities shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner, with the effect and subject to the conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of all series affected under the Indenture at any time by the Corporation and the Trustees with the consent of the Holders of a majority in principal amount of the Securities of all series at the time Outstanding affected thereby (voting as one class). The Indenture contains provisions permitting the Holders of not less than a majority in principal amount of the Securities of all series at the time Outstanding with respect to which a default under the Indenture shall have occurred and be continuing (voting as one class), on behalf of the Holders of the Securities of all such series, to waive, with certain exceptions, such past default with respect to all such series and its consequences. The Indenture also permits the Holders of not less than a majority in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Corporation with certain provisions of the Indenture. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless such Holder shall have previously given a Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than a majority in principal amount of the Securities of this series at the time Outstanding shall have made written request to a Trustee to institute proceedings in respect of such Event of Default as Trustee and offered such Trustee reasonable indemnity, and such Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a Holder Direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium, Additional Amounts or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and any premium, Additional Amounts and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

For disclosure purposes under the Interest Act (Canada), whenever in the Securities of this series or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and any premium, Additional Amounts and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation and the Trustees may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustees and any agent of the Corporation or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Corporation, the Trustees nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

This Security shall be governed by, and construed in accordance with, the laws of the State of New York.

Schedule of Increases and Decreases of Securities
(for Global Notes)

The following increases or decreases of this Global Note have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common

TEN ENT — as tenants by the entireties

JT TEN — as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT — Custodian under Uniform Gifts to Minors Act

Additional abbreviations may also be used though not on the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s) and transfer(s) unto (please insert Social Security or other identifying number of assignee)

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing agent to transfer said Security on the books of the Corporation, with full power of substitution in the premises.

Dated:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular without alteration or enlargement, or any change whatever

Signature
Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.